Exhibit 24(b)(8)(l)(2):  Marketing and Administrative Services Agreement dated May 28, 2015, by and between Voya Insurance and Annuity Company and Putnam Retail Management Limited Partnership

MARKETING AND ADMINISTRATIVE

SERVICES AGREEMENT

VOYA INSURANCE AND ANNUITY COMPANY (“Firm”), and PUTNAM RETAIL MANAGEMENT LIMITED PARTNERSHIP (“Distributor”) mutually agree to the arrangements set forth in this Marketing and Administrative Services Agreement (the “Agreement”) dated May 28, 2015.  Firm and the Distributor are referred to collectively herein as the “Parties.”

            WHEREAS, Firm is the issuer of variable annuity contracts and variable life insurance policies (the “Contracts”);

WHEREAS, Firm has entered into an Participation Agreement, dated May 28, 2015, (the “Participation Agreement”), with Putnam Variable Trust, a Massachusetts business trust (the “Trust) and Distributor, pursuant to which the Trust agreed to make shares of certain of its portfolios, listed in on Schedule A, as such Schedule may be amended from time to time (the “Portfolios”), available for purchase by one or more of Firm’s separate accounts or divisions thereof (each, a “Separate Account”) for Contract owners to allocate Contract value;

            WHEREAS, Firm desires to provide certain marketing, administrative and recordkeeping services (collectively, the “Services”) to Contract owners in connection with their allocation of Contract value and purchase payments to the Portfolios; and

WHEREAS, Distributor desires to retain Firm to provide such Services and to compensate Firm for providing such services;

            NOW THEREFORE, the Parties agree as follows:

Section I – Representations and Warranties

(A)             Firm represents and warrants that it is an insurance company licensed under the laws of the State of Iowa.

(B)              Firm represents and warrants that it will not accept compensation for promoting or selling shares of the Portfolios in the form of commissions on brokerage transactions directed to it by a Portfolio.

(C)              Firm represents and warrants that it will not accept compensation for promoting or selling shares of the Portfolios in the form of commissions directed to it by any Portfolio from any broker or dealer which has executed portfolio securities transactions for that Portfolio.

(D)             Firm represents and warrants that it has not entered into any agreement with any Portfolio or Distributor or any of Distributor’s affiliates pursuant to which that Portfolio or Distributor or any of Distributor’s affiliates is expected to direct brokerage commissions to it to compensate it for promoting or selling any Portfolio’s shares.

Section II – Services; Payments

(A)             Firm shall perform all Services with respect to Contract owner values and Firm’s assets from which investments in shares of the Portfolios are made, including, without limitation, the following services:

(1)               Maintaining separate records for each Contract owner, which shall reflect the Portfolio shares purchased and redeemed and Portfolio share balances attributable to such Contract owners.  Firm will maintain an omnibus account with each Portfolio on behalf of Contract owners, and such accounts shall be in the name of Firm (or its nominee) as the record owner of Portfolio shares attributable to such Contract owners.

(2)               Disbursing to or crediting to the benefit of Contract owners all proceeds of redemptions of shares of the Portfolios in relation to Contract owner requests to redeem their Contract value and processing all dividends and other distributions reinvested in shares of the Portfolios.

(3)               Preparing and transmitting to Contract owners, as required by law, periodic statements showing allocations to sub-accounts investing in the Portfolios, purchases and redemptions of Portfolio shares and dividends and other distributions paid in relation to Contract owner transaction requests, and such other information as may be required, from time to time, by Contract owners.

(4)               Maintaining and preserving all records required by law to be maintained and preserved in connection with providing the foregoing services for Contract owners.

(5)               Generating written confirmations to Contract owners, to the extent required by law.

(6)               Administering the distribution to existing Contract owners of Portfolio prospectuses, proxy materials, periodic reports to shareholders and other materials that the Portfolios provide to their shareholders.

(7)               Aggregating and transmitting purchase and redemption orders to the Portfolios on behalf of, or with respect to, Contract owners.

(8)               Providing Marketing assistance.

(9)               Providing formalized business planning.

(10)           Support and marketing to Firm’s sales representatives through internal sources (such as Internet web sites and mailings).

(11)            Providing market share data to Distributor.

(12)           Assisting and facilitating new product approval on a timely basis.

(13)           Enabling Distributor to participate in and present at due diligence meetings for financial advisers.

(14)           Consistent and timely communication to Distributor regarding internal policies.

(15)           Allowing Distributor to educate Firm’s sales and marketing representatives.

(16)           Communicating Distributor policies and procedures to Firm’s sales and marketing representatives.

(17)           Promoting or providing preferred access to the Putnam portfolios in the Trust within Firm’s contracts.

(B)              In consideration of Firm performing the Services, Distributor agrees to pay Firm, quarterly, a marketing and administrative support services fee at the annual rate provided in Schedule A of the average daily net assets of Portfolio shares held by Firm pursuant to the Participation Agreement.  Firm agrees that it will not seek reimbursement for expenses for performing the Services under the Trust’s Distribution Plan adopted pursuant to Rule 12b-1 under the 1940 Act (where applicable).  In addition, Firm represents and agrees that no charge imposed by it on Contract owners is specifically intended or designed to compensate Firm for the Services for which payment is made by Distributor under this Marketing and Administrative Services Agreement. Fees contemplated under this paragraph (B) shall be wired to Firm pursuant to the wiring instructions in Schedule B.

(C)              The Trust shall calculate the marketing and administrative support services fee at the end of each calendar quarter and will make such payment to Firm, without demand or notice by Firm, within 30 days thereafter, in a manner mutually agreeable by the Parties from time to time.

(D)             Firm will furnish to Distributor or its designees such information as Distributor may reasonably request, and will otherwise cooperate with Distributor in the preparation of reports concerning this Agreement, as well as any other reports or filing that may be required by law.

Section III – Nature of Payments for Services

The Parties to this Agreement recognize and agree that Distributor’s payments to Firm are for marketing and administrative services only and do not constitute payment in any manner for investment advisory services. The amount of marketing and administrative expense payments made by Distributor to Firm pursuant to this Agreement are not intended to be, and shall not be deemed to be, indicative of Distributor’s bona fide profits or of the actual costs to Firm of providing marketing and administrative services to Distributor.

Section IV – Disclosure

Consistent with any current legal requirements, including without limitation, the Securities Exchange Act of 1934, the rules thereunder and the applicable rules of any self-regulatory organization, in effect at any time during the term of this Agreement, or as requested by Contract owners, Firm agrees to provide written point of sale disclosure to its Contract owners describing the Services provided by it pursuant to this Agreement, the payments made by Distributor pursuant to this Agreement and the payment schedule(s) agreed to by Distributor pursuant to this Agreement in consideration of such Services.

Section V- Maintenance of Records

Each party shall maintain and preserve all records as required by law to be maintained and preserved in connection with providing the services described herein.  Upon the reasonable request of Distributor, Firm will provide Distributor or its representative, copies of all such records.

Section VI – Term and Termination

(A)             This Agreement shall remain in full force and effect for a period of one year from the date hereof and shall be automatically renewed thereafter for successive one-year periods, unless otherwise terminated.

(B)              This Agreement may be terminated with respect to any Portfolio by Distributor or by Firm without penalty, upon sixty (60) days’ prior written notice to the other party.

(C)              This Agreement will automatically terminate on the date of termination of the Participation Agreement.

Section VII – Amendment; Entire Agreement

This Agreement constitutes the entire agreement between the Parties with respect to the Services and no modification, amendment or waiver of any of the provisions of this Agreement shall be effective unless made in writing specifically referring to this Agreement and signed by the Parties hereto.

Section VIII – Notices

All notices and other communications to either Firm or Distributor will be duly given if mailed, telegraphed or telecopied to the address set forth below, or at such other address as either party may provide in writing to the other party.

Voya Insurance and Annuity Company

One Orange Way, C2N

Windsor, CT 06095-4774

Attention: Chief Legal Officer

Putnam Variable Trust

c/o Putnam LLC

One Post Office Square

Boston, Massachusetts  02109

Attention: General Counsel

Section IX - Miscellaneous

(A)             Successors and Assigns.  This Agreement shall be binding upon the Parties and their transferees, successors and permitted assigns.  The benefits of and the right to enforce this Agreement shall accrue to the Parties and their transferees, successors and assigns.  No party may assign either this Agreement or any of its rights, interests, or obligations hereunder without the prior written approval of the other party.

(B)              Intended Beneficiaries.  Nothing in this Agreement shall be construed to give any person or entity other than the Parties, any legal or equitable claim, right or remedy.  Rather, this Agreement is intended to be for the sole and exclusive benefit of the Parties.

(C)              Counterparts.  This Agreement may be executed in counterparts, each of which shall be deemed an original but all of which shall together constitute one and the same instrument.

(D)             Applicable Law.  This Agreement shall be interpreted, construed, and enforced in accordance with the laws of the Commonwealth of Massachusetts.

(E)              Severability.  This Agreement shall be severable as it applies to each Portfolio, and action on any matter shall be taken separately for each Portfolio affected by the matter.  If any portion of this Agreement shall be found to be invalid or unenforceable by a court or tribunal or regulatory agency of competent jurisdiction, the remainder shall not be affected thereby, but shall have the same force and effect as if the invalid or unenforceable portion had not been inserted.

IN WITNESS WHEREOF, each of the Parties has caused this Agreement to be executed in its name and on its behalf by its duly authorized representative.

                                                            Voya Insurance and Annuity Company

                                                            By:      /s/ Carolyn M. Johnson

                                                            Title:    Senior Vice President

Putnam Retail Management Limited Partnership

                                                            By:      /s/Mark Conneeny

                                                            Title:    Hd of Ret. Mgmt.

SCHEDULE A

Portfolio Name

Fee

All authorized Putnam Variable Trust Funds

0.XX%

SCHEDULE B

BANK NAME: JPM Chase
BANK ABA #: XXXXXXXXX
ACCOUNT #: XXXXXXXXX
NAME ON ACCOUNT: Voya Services Company
DESCRIPTION: Putnam Service Fee

Please e-mail backup calculations to:
eric.clark@voya.com

Mailing Address:
Fund Operations One Orange Way, B3N Windsor CT 06095

Contact phone #:
860-580-2494